NO ACT

PB
1-19-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12025173

January 20, 2012



| Act: | 1934 |
|---|---|
| Section: | |
| Rule: | 14a-8 |
| Public Availability: | 1-20-12 |

Richard G. Schmalzl
Graydon Head & Ritchey LLP
rschmalzl@graydon.com

Re: Fifth Third Bancorp

Dear Mr. Schmalzl:

This is in regard to your letter dated January 19, 2012 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in Fifth Third Bancorp's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Fifth Third Bancorp therefore withdraws its December 19, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

# GRAYDON HEAD

LEGAL COUNSEL | SINCE 1871

**Richard G. Schmalzl**
Direct: (513) 629-2828
rschmalzl@graydon.com

January 19, 2012

**VIA EMAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

***Re:*** ***Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund***

Ladies and Gentlemen:

In a letter dated December 19, 2011, Fifth Third Bancorp, an Ohio corporation (the "Company"), requested that the staff of the Division of Corporation Finance agree that the Company may omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders a shareholder proposal (the "Shareholder Proposal") and statement in support thereof received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Attached hereto as Exhibit A is a facsimile from the Proponent dated January 17, 2012, stating that the Proponent voluntarily withdraws the Proposal. In reliance on the Proponent's withdrawal letter, the Company hereby withdraws its December 19, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8(e)(2) under the Securities Exchange Act of 1934.

By copy of this letter, the Company is notifying the Proponent that the Company has received the Proponent's withdrawal letter. Accordingly, the Company withdraws its no action request.

If you have any questions or need additional information, please do not hesitate to call me.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund (via Email)
Paul L. Reynolds, Esq., Fifth Third Bancorp

3488572

**Exhibit A**

**Proponent's Withdrawal of Proposal**

***See Attached***


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

**DATE**
Tuesday, January 17, 2012

**TO**
Paul Reynolds
Corporate Secretary
Fifth Third Bancorp

**SUBJECT**
Carpenter Pension Fund Shareholder Proposal

**FAX NUMBER**
513-534-6757

**FROM**
Ed Durkin

**NUMBER OF PAGES (Including This Cover Sheet)**
2



FAX TRANSMISSION



**UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA**

*Douglas J. McCarron*
**General President**

**[SENT VIA FACSIMILE 513-534-6757]**

January 17, 2011

Paul L. Reynolds
Corporate Secretary
Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45263

Dear Mr. Reynolds:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the majority vote shareholder proposal submitted to Fifth Third Bancorp by the Fund on November 4, 2011. The Fund's withdrawal is based on the proposed action by the Fifth Third Board as regards the establishment of a majority vote standard for director elections.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

GRAYDON HEAD

LEGAL COUNSEL | SINCE 1871

**Richard G. Schmalzl**
Direct: (513) 629-2828
rschmalzl@graydon.com

December 19, 2011

**VIA EMAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

***Re:*** ***Fifth Third Bancorp***
***Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund***
***Securities Exchange Act of 1934 – Rule 14a-8***

Ladies and Gentlemen:

This letter is to inform you that our client, Fifth Third Bancorp, an Ohio corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Shareholder Proposal") and statement in support thereof received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we have:

- filed this letter and its attachments with the Securities and Exchange Commission (the "Commission") via e-mail at shareholderproposals@sec.gov no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> "**Resolved:** That the shareholders of Fifth Third Bancorp ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

A copy of the Shareholder Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Shareholder Proposal. The Shareholder Proposal may also be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(9) since the Shareholder Proposal directly conflicts with the Company Proposal (as defined below).

## ANALYSIS

### A. Rule14a-8(i)(10). The Company has already substantially implemented the Shareholder Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Substantial implementation requires a company satisfactorily address the "essential objective" of the shareholder proposal (*Anheuser-Busch Companies, Inc.*, January 17, 2007). A shareholder's proposal does not need to be fully effected by the company to be excluded. It only needs to be "substantially implemented." (*American International Group, Inc.*, March 12, 2008). The Staff has granted no action relief under Rule 14a-8(i)(10) when a company's board of directors is expected to take certain action that will substantially implement the shareholder's proposal, and then supplements its request for no-action relief by notifying the Staff after the action has been taken (*Id*; *McKesson Corp.; American Tower Corp*, April 5, 2011; *Omnicom Group Inc.*, March 29, 2011; *Applied Materials, Inc.*, December 19, 2008).

**Expected Board Action**

At or before its January 2012 meeting, the Company's board of directors (the "Board") is expected to approve a company proposal that amends the Company's Articles of Incorporation and Code of Regulations to implement a majority vote standard in the uncontested election of directors when cumulative voting is not in effect (the "Company Proposal"). The Company Proposal is attached hereto as Exhibit B. Additionally, on November 28, 2011, the Board's Nominating and Corporate Governance Committee met and approved, and recommended the Board approve, the Company Proposal.

Under the Company Proposal, in an uncontested director election when cumulative voting is not in effect, a nominee must receive more "for" votes than "against" votes to be elected. In all contested elections, the plurality voting standard will still apply. Abstentions and broker non-votes are given no effect. This majority vote standard is identical to the standard requested by the Proponent,[1] save for two issues. First, the Company Proposal goes one step further and clarifies what happens if a shareholder exercises his / her cumulative voting rights when majority voting is in effect. If cumulative voting is selected by a shareholder, a plurality voting standard will apply. Second, the Company Proposal gives abstentions no effect while the Shareholder Proposal treats abstentions as votes cast against a director nominee. Notwithstanding such differences, upon Board approval the Company will have substantially implemented a majority vote standard in uncontested elections of directors.

**Substantial Implementation of the Shareholder Proposal**

Rule 14a-8(i)(10) was designed "to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." (*McKesson Corp.*). In determining if a company has substantially implemented a shareholder proposal, the Staff considers whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." (*Texaco Inc.*, March 28, 1991). Finally, the Staff has never required a company implement a shareholder proposal exactly as proposed by the shareholder. A company need only implement the essential objective of such proposal.

Here, the Company Proposal completely satisfies the essential objective of the Shareholder Proposal, which is to initiate the appropriate process to amend the Company's articles of incorporation to establish a majority vote standard in uncontested director elections. The Company Proposal not only compares favorably with the guidelines of Shareholder Proposal, it does exactly what the Proponent requests and more. If approved by the Company's shareholders at the Company's 2012 Annual Meeting of Shareholders, the Company Proposal will be binding and will result in the *complete implementation* of a majority vote standard in uncontested director

[1] The Proponent seeks a majority vote standard under which "director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections..." (See the Shareholder Proposal, Exhibit A).

elections. On the other hand, if the Shareholder Proposal would be adopted by the Company's shareholders, it is precatory and the Company's Board would only then initiate the appropriate process to establish a majority vote standard. The Board's process would be exactly the same process that the Board has already undertaken, and would serve only to delay approval of a majority voting standard until the Company's 2013 Annual Meeting of Shareholders as opposed to completing implementation of a majority voting standard at the 2012 Annual Meeting.

The differences in the Company's Proposal and the Shareholder Proposal do not prevent the Company from satisfying the Proponent's "essential objective" and are not enough to defeat the relief granted under Rule 14a-8(i)(10). The Staff has granted no action relief in numerous instances where the company proposal and the shareholder proposal are not identical. No-action relief pursuant to Rule 14a-8(i)(10) has been granted to companies when a company proposal attempted to implement a majority vote standard based on shares outstanding and the shareholder proposal attempted to implement the same standard but based on votes cast for or against a proposal (*Celgene Corp*, April 5, 2010; *Sempra Energy*, March 5, 2010). In both cases, the Staff found that how a company counts shareholder votes does not prevent it from substantially implementing a majority vote standard. Similarly, nothing prevents the Company from substantially implementing a majority vote standard in the uncontested election of directors while giving abstentions no effect.

The Staff has also granted no-action relief under this rule when a company proposal implemented a majority vote standard in uncontested director elections and addressed holdover directors, even though the shareholder proposal only addressed the issue of majority voting (*Pep Boys – Manny, Moe & Jack*, April 2, 2008). The Staff found that the additional holdover language did not limit Pep Boys' complete implementation of the shareholder proposal because the holdover language was necessary to address majority voting in uncontested director elections. (*Id.*). The Company's discussion of cumulative voting is similar to Pep Boys' inclusion of holdover language. These points of distinction provide certainty and clarity to the process of electing directors. Since cumulative voting and majority voting are procedurally and philosophically incompatible, a plurality voting standard is necessary when cumulative voting is in place. Like *Pep Boys*, the cumulative voting language does not prevent the Company from fully implementing a majority vote standard as requested by the Proponent.

In sum, the Company Proposal completely satisfies the Proponent's essential objective. As stated above, the Board's Nominating and Corporate Governance Committee has already approved the Company Proposal, the full Board is expected to approve the Company Proposal next month, and the Company Proposal will then be included in the Company's 2012 Proxy Materials. These actions clearly constitute the Board's initiation of the appropriate process to implement a majority vote standard in uncontested elections of directors. If the Company Proposal is approved by the shareholders at the 2012 Annual Meeting of Shareholders, the Company's Articles and Code will be amended to implement a majority vote standard in uncontested director elections when cumulative voting is not in effect. Therefore, the

Shareholder Proposal has been substantially implemented, and it would be confusing and burdensome for the Company's shareholders to consider the Shareholder Proposal because the Company has already acted favorably upon it.

**B. Rule 14a-8(i)(9). The Company can exclude the Shareholder Proposal because it directly conflicts with the Company Proposal.**

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials if the proposal directly conflicts with a company proposal to be presented to shareholders at the same meeting. The Staff has consistently ruled that when a company proposal and a shareholder proposal present alternative and conflicting decisions for shareholders, the shareholder proposal can be excluded. The SEC looks to see if there is a potential for inconsistent, ambiguous, or inconclusive results if both proposals are approved.

Rule 14a-8(i)(9) is an acknowledgment by the SEC that conflicting shareholder and company proposals can create confusion and be disruptive to shareholder voting and the annual meeting process. The Staff has granted no-action relief under this rule when (i) a company and shareholder disagreed about whether to implement a majority voting policy or legal majority voting standard (*Herley Industries, Inc.*, November 20, 2007); (ii) a company and shareholder disagreed about the type of majority voting standard to implement – one based on total shares outstanding or one based on number of votes cast at a meeting (*Caterpillar Inc.*, March 30, 2010; *Equinix, Inc.*, March 17, 2011; *Allergan*, February 22, 2010; *Flowserve Corporation*, January 25, 2011); (iii) a company and shareholder disagreed on the ownership stake required for a shareholder to call a special meeting (*Southwestern Energy*, February 28, 2011); and (iv) a company and shareholder disagreed regarding the duration over which to implement the annual election of directions (*Del Monte Foods Company*, May 11, 2009).

In all of the above circumstances, the company proposal and the shareholder proposal addressed the same subject matter but differed on how to implement such objective. Similarly, the Company Proposal and the Shareholder Proposal address the same subject matter; namely, implementing a majority vote standard in the uncontested election of directors. The proposals only differ in regards to how to implement such a standard – with a cumulative voting exception or without a cumulative voting exception; and giving abstentions effect or not giving abstentions effect. The Company's approach and the Proponent's approach differ but the subject matter is the same. Both the Company and the Proponent are seeking to implement a majority vote standard in uncontested director elections.

These differences present alternative and conflicting decisions for the Company shareholders. If both proposals are included in the 2012 Proxy Materials, the shareholders will have to choose between a majority voting standard with a cumulative voting exception that does not count abstentions and one without a cumulative voting exception that counts abstentions as votes cast against a director nominee. These proposals cannot co-exist. This conflicting choice may confuse shareholders and creates the potential for inconsistent, ambiguous, or inconclusive results. If both proposals are adopted by the shareholders, the Company would be unable to determine the voting standard that its shareholders intended to support. Additionally, it would be impossible for the Company to implement both mandates if both proposals are approved. This is because the proposals seek to amend the same provisions in different ways.

Since the Company Proposal and Shareholder Proposal are in direct conflict with each other and create the potential for inconsistent, ambiguous, or inconclusive results, the Company is entitled to no-action relief under Rule 14a-8(i)(9).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2012 Proxy Materials. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

By copy of this letter, the Company is notifying the Proponent of the Company's intention to omit the Shareholder Proposal from its 2012 Proxy Materials.

If we can be of any further assistance in this matter or provide you with any additional information, please do not hesitate to call me at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund (via Email)
Paul L. Reynolds, Esq., Fifth Third Bancorp

3447955

## <u>Exhibit A</u>

**The Shareholder Proposal**

***See Attached.***


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

**United Brotherhood of Carpenters and Joiners of America**
**101 Constitution Ave., N.W.**
**Washington, DC 20001**

**Edward J. Durkin**
**Director, Corporate Affairs Department**

**Telephone: 202-546-6206 EXT 221**

**Fax: 202-543-4871**

**DATE**
Friday, November 04, 2011

**TO**
Paul L. Reynolds
Corporate Secretary
Fifth Third Bancorp
38 Fountain Square Plaza

**SUBJECT**
Carpenter Pension Fund Shareholder Proposal

**FAX NUMBER**
513-534-6757

**FROM**
Ed Durkin

**NUMBER OF PAGES (Including This Cover Sheet)**
3



FAX TRANSMISSION



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*

General President

[SENT VIA MAIL AND FACSIMILE 513-534-6757]

November 4, 2011

Paul L. Reynolds
Corporate Secretary
Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45263

Dear Mr. Reynolds:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Fifth Third Bancorp ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 11,667 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

**Director Election Majority Vote Standard Proposal**

**Resolved:** That the shareholders of Fifth Third Bancorp ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

**Supporting Statement:** Fifth Third Bancorp's Board of Directors should establish a majority vote standard in director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. Under the company's current plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past six years, nearly 80% of the companies in the S&P 500 Index have adopted a majority vote standard in company bylaws, articles of incorporation, or charters. These companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. However, Fifth Third Bancorp has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

Fifth Third Bancorp's Board of Directors has not acted to establish a majority vote standard, retaining its plurality vote standard, despite the fact that many of its self-identified peer companies including Capital One, SunTrust, The PNC Financial Services Group, U.S. Bancorp, Wells Fargo & Company, M&T Bank Corporation, and Comerica have adopted majority voting. A majority vote standard combined with the current post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Fifth Third Bancorp, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We urge the Fifth Third Bancorp Board to join the mainstream of major U.S. companies and establish a majority vote standard.

**Exhibit B**

**The Company Proposal**

***See Attached.***

## COMPANY PROPOSAL TO ADOPT MAJORITY VOTING IN THE ELECTION OF DIRECTORS

We are asking our shareholders to approve a proposal to adopt majority voting in the election of directors that our Board of Directors believes is in the best interests of our shareholders and the Company. Company Proposal 1 would implement a majority voting standard for the election of directors in uncontested elections when cumulative voting is not in effect. Under the proposed majority voting standard, each director nominee must receive more "FOR" votes than "AGAINST" votes to be elected or re-elected in an uncontested election. Conversely, a nominee who does not receive more "FOR" votes than "AGAINST" votes would not be elected. This proposal does not affect your right as a shareholder to select cumulative voting under Ohio law. The Board is proposing this majority voting standard to reinforce the Board's accountability to the interests of a majority of our shareholders and to address the desires expressed by our shareholders in 2010 in approving a majority voting standard but rejecting the elimination of cumulative voting.

Before voting on this Company Proposal, we encourage you to read and consider the proposal as described in detail on the following pages.

### COMPANY PROPOSAL 1:

### APPROVAL OF AMENDMENTS TO ARTICLES OF INCORPORATION AND CODE OF REGULATIONS TO IMPLEMENT A MAJORITY VOTING STANDARD FOR UNCONTESTED ELECTIONS OF DIRECTORS UNLESS CUMULATIVE VOTING IS IN EFFECT

Under this Company Proposal 1, we are asking our shareholders to approve amendments to our Articles and Regulations to implement a majority voting standard for the election of directors in uncontested elections unless cumulative voting is in effect.

Prior to 2008, Ohio corporations were required under Ohio law to use a plurality voting standard for director elections. Under a plurality voting standard, nominees receiving the greatest number of "for" votes are elected directors. Votes cast "against" or "withheld" from such nominees are given no effect. Therefore, a director nominee can be elected by a plurality without securing a majority of affirmative votes.

Ohio law also gives shareholders the right to select cumulative voting in any election of directors. This right can be eliminated by a company's articles of incorporation. Our Company's Articles do not eliminate cumulative voting. Cumulative voting enables a shareholder to cumulate his/her voting power to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares he/she holds. A shareholder can also distribute his/her cumulated votes among two or more nominees, as he/she sees fit. Cumulative voting gives minority shareholders the ability to elect a nominee that is not supported by a majority of the shareholders.

Effective January 1, 2008, Ohio law was amended to permit Ohio corporations to adopt alternative voting standards for director elections by amending their articles of incorporation. That same year, the Board adopted a policy that requires any director nominee who receives a greater number of votes "withheld" than "for" his/her election to tender his/her resignation. Our current policy, "Resignation for Majority Withhold Vote," can be found in our Corporate Governance Principles. This policy was a progressive step towards implementing a majority voting standard for uncontested director elections, but we want to do more.

At the 2010 Annual Meeting, on the recommendation of the Board, the Company made two proposals to amend the Articles and Regulations to implement a majority voting standard for uncontested director elections and eliminate cumulative voting. Both proposals had to be approved in order to implement either proposal. The proposal to adopt a majority voting standard was approved but was not implemented because the proposal to remove cumulative voting failed.

Since the 2010 Annual Meeting, the Board has continued to evaluate and monitor the merits, risks, and uncertainties related to a majority voting standard. The Board has looked closely at the voting standards of other public companies incorporated in Ohio and still believes that it is in the best interests of the Company and its shareholders to implement a majority voting standard. Therefore, the Board is authorized, and recommends the shareholders approve, amendments to our Articles and Regulations to adopt a majority voting standard in uncontested elections of directors when cumulative voting is not in effect. Unlike the 2010 Company Proposals, this Company Proposal 1 leaves cumulative voting in place.

Under the proposed majority voting standard, in an uncontested director election, a nominee must receive more "for" votes than "against" votes to be elected. An "uncontested election" generally occurs when the number of director nominees does not exceed the number of directors to be elected. In all director elections other than uncontested elections, which we refer to as "contested elections," the plurality voting standard would still apply. This Company Proposal ensures that each vote cast is counted in an uncontested election, regardless of whether it is cast "for" or "against" a nominee. Abstentions and broker non-votes are given no effect.

Company Proposal 1 gives our shareholders an increased ability to select the composition of our Board. Additionally, the proposed voting standard ensures that a majority of our shareholders approve of a nominee before he/she is elected to our Board in an uncontested election when cumulative voting is not in effect. If this proposal is adopted, the majority vote standard will apply to all future elections of directors, including any directors elected by the holders of our Series G preferred stock, if their limited right to elect two directors by a class vote is triggered in the future.

In addition, Company Proposal 1 does not alter the right our shareholders have under Ohio law to select cumulative voting in any election of directors, whether or not the election is contested. A shareholder can implement cumulative voting 48 hours prior to an annual meeting by giving proper written notice to the Company. If cumulative voting is selected by a shareholder, a plurality voting standard will apply.

As expressed in the 2010 proposals, the Board sees incompatibilities among a majority voting standard and cumulative voting. A majority voting standard ensures directors will only be elected if they are supported by the majority of shareholders while cumulative voting allows a minority of shareholders to defeat the majority's wishes. However, the Board believes these incompatibilities do not outweigh the benefits and accountability provided by a majority voting standard. This Company Proposal is an alternative to the 2010 proposals. It addresses the desires of those shareholders who affirmatively voted to implement a majority voting standard, while accommodating those shareholders who rejected removing cumulative voting.

The Board believes it is important to retain a plurality voting standard in contested elections or when a shareholder has exercised his/her cumulative voting rights. If plurality voting is not retained in contested elections, a vacancy may arise on the Board if a nominee does not receive a majority of "for" votes cast in his/her election. Additionally, since more nominees run in a contested election than Board seats available, if majority voting is implemented in a contested election, more nominees could be elected to the Board than seats available. The proposed majority voting standard simply compares the number of "for" votes with the number of "against" votes in each director election without consideration for the other elections. Therefore, all of the nominees running could potentially secure a majority of the votes in his/her election.

A plurality voting standard is also necessary if a shareholder exercises his/her cumulative voting rights for many of the same reasons as in a contested election. Additionally, since cumulative voting and majority voting are procedurally and philosophically incompatible, a plurality voting standard is necessary when cumulative voting is in place.

If this Company Proposal 1 is approved by our shareholders and implemented, we will retain our current "Resignation for Majority Withhold Vote" policy set forth in our Corporate Governance Guidelines. This policy, however, will be amended as necessary to reflect the provisions of this proposal. Under Ohio law and our Regulations, an incumbent director who is not re-elected remains in office until his/her successor is elected and qualified, continuing as a "holdover" director. Our policy will continue to require an incumbent director who does not receive more votes cast "for" than "against" him/her in an uncontested election when cumulative voting is not in effect to tender his or her resignation to the Nominating and Corporate Governance Committee, which will make a recommendation to the Board as to whether or not it should be accepted. The Board will consider the recommendation and decide whether to accept the resignation as discussed in more detail in our Corporate Governance Guidelines.

If the proposed amendments are approved, our Articles and Regulations would be changed as follows to implement a majority voting standard in uncontested elections unless cumulative voting is in effect:

- a majority voting standard under Ohio law would be added to our Articles of Incorporation as Article EIGHTH;

- Article II, Section 11 and Article III, Section 14 of our Regulations, regarding voting by shareholders, would be amended to modify provisions regarding plurality voting and to add a reference to the applicable voting standards set forth in our Articles of Incorporation;

- Article III, Section 12 of our Regulations, regarding resignations of directors, would be amended to provide that resignations of directors tendered subject to acceptance, such as upon a director failing to receive a majority vote in the election of directors, would be effective upon such acceptance.

The actual text of the new Article EIGHTH of our Articles of Incorporation and revised Article II, Section 11, Article III, Section 12, and Article III, Section 14 of our Regulations are attached to this Proxy Statement as Annex 1. Deletions are indicated by strike-outs and additions are indicated by underlining. The description of the proposed amendments to our Articles and Regulations is only a summary of the material terms of those provisions and is qualified by reference to the actual text as set forth in Annex 1. The amendments to the Articles will become effective upon filing with the Secretary of State of Ohio (which is expected to occur promptly following the shareholder vote) and the amendments of the Regulations will become effective at the time of the shareholder vote.

**Vote Required and Recommendation of the Board of Directors**

The resolutions attached to this proxy statement as Annex 1 will be submitted for adoption at the Annual Meeting. The affirmative vote of (i) the holders of shares of the Common Stock of the Company entitling them to exercise two-thirds of the voting power of such shares and (ii) the holders of the Series G Preferred Stock entitling them to exercise two-thirds of the voting power of such shares, is necessary to adopt the proposed amendment to the Company's Articles. Proxies representing shares of Common Stock and Preferred Stock will be voted in favor of the resolutions unless otherwise instructed by you. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against the proposed amendment to the Company's Articles. While the related proposed amendments to the Company's Code of Regulations on a stand-alone basis would only require the affirmative vote of the holders of a majority of shares of Common Stock outstanding, such amendment will only be deemed approved upon the affirmative two thirds vote of the Common Stock and the Preferred Stock as described above in this paragraph.

***THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THIS COMPANY PROPOSAL 1 TO AMEND OUR ARTICLES AND REGULATIONS TO IMPLEMENT A MAJORITY VOTING STANDARD FOR UNCONTESTED ELECTIONS OF DIRECTORS UNLESS CUMULATIVE VOTING IS IN EFFECT.***

***New or amended language is indicated by underlining***

**ANNEX 1**

## Proposed Amendments to Articles of Incorporation

EIGHTH: At each meeting of stockholders for the election of directors, each nominee who receives a majority of the votes cast with respect to his/her election shall be elected as a director; provided, however, that if the election is contested or cumulative voting is in effect pursuant to Section 1701.55 of the Ohio Revised Code, then the nominees receiving the greatest number of votes "for" his/her election shall be elected. For purposes of this Article EIGHTH, a majority of votes cast means that the number of shares voted "for" a director's election must exceed the number of shares voted "against" his/her election, with abstentions and broker non-votes being disregarded. An election shall be considered "contested" if the number of nominees exceeds the number of directors to be elected by the class(es) of shares eligible to vote in such election.

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~~EIGHTH~~NINTH: These Amended Articles of Incorporation supersede and take the place of the existing Amended Articles of Incorporation.

## Proposed Amendments to Code of Regulations

### *Article II*

Section 11. **Vote of Stockholder.** Except as otherwise permitted by law or by the Articles of Incorporation all action by stockholders shall be taken at a stockholders' meeting. Every stockholder of record as determined pursuant to Section 8 of this Article II and who is entitled to vote, shall be entitled by every meeting of the stockholders to one vote for every share of stock standing in his name on the books of the Corporation. Every stockholder entitled to vote shall have the right to vote in person or by proxy duly appointed by an instrument in writing subscribed by such stockholder or a verifiable communication authorized by such stockholder and executed or authorized not more than eleven (11) months prior to the meeting, unless the instrument or verifiable communication provides for a longer period. Any transmission that creates a record capable of authentication, including, but not limited to, a telegram, a cablegram, electronic mail, or an electronic, telephonic, or other transmission, that appears to have been transmitted by a stockholder entitled to vote, and that appoints a proxy is sufficient verifiable communication to appoint a proxy. A photographic, photostatic, facsimile transmission, or equivalent reproduction of a writing that is signed by a stockholder entitled to vote and that appoints a proxy is a sufficient writing to appoint a proxy. Except as otherwise provided by law or by the Articles of Incorporation, no vote on any question upon which a vote of the stockholders may be taken need be by ballot unless the chairman of the meeting shall determine that it shall be by ballot or the holders of a majority of the shares of stock present in person or by proxy and entitled to participate in such vote shall so demand. In a vote by ballot each ballot shall state the number of shares voted and name of the stockholder or proxy voting. All elections of directors shall be by ~~a plurality vote unless notice demand cumulative voting has been presented to the Corporation as provided in Section 1701.55 of the Ohio Revised Code and in such event the Directors shall be elected by cumulative voting as provided in such section, and~~

vote of the stockholders entitled to vote thereon as specified in Article Eighth of the Corporation's Articles of Incorporation, as may be amended from time to time, except as otherwise provided by law, ~~by the Articles of Incorporation~~ or by Section 14 of Article III hereof~~, all~~. All other ~~elections and all~~ questions shall be decided by the vote of the holders of a majority of the shares of stock present in person or by proxy at the meeting and entitled to vote ~~in the election or~~ on the question.

### *Article III*

Section 12. **Resignations.** Any director may resign at any time either by oral tender of resignation at any meeting of the Board of Directors or by such tender to the Chairman of the Board or the President or by giving written notice thereof to the Corporation. Any resignation shall be effective immediately, unless ~~a date certain is~~otherwise specified therein for it to take effect ~~and acceptance~~. Acceptance of any resignation shall not be necessary to make it effective, ~~irrespective of whether the~~unless such resignation is tendered expressly subject to ~~such~~ acceptance.

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Section 14. **Filling of Vacancies Not Caused by Removal.** Expect as otherwise provided by law or except as otherwise provided by the Articles of Incorporation, in case of any increase in the number of directors, or of any vacancy created by death, resignation or otherwise, the additional director or directors may be elected, or, as the case may be, the vacancy or vacancies may be filled either (a) by the Board of Directors at any meeting by affirmative vote of a majority of the remaining directors though the remaining directors be less than the quorum provided for by this Article III, or (b) by the ~~holders~~vote of ~~Common Stock of the Corporation~~stockholders entitled to vote thereon, either at an annual meeting of stockholders or at a special meeting of such holders called for the purpose, as specified in Article Eighth of the Corporation's Articles of Incorporation, as may be amended from time to time. The directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are elected and qualify.